UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G7982P104

(CUSIP Number)

Thomas S. Vaughn, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.            Names of Reporting Person:       David J. Stern
I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑

3.           SEC Use Only:

4.           Source of Funds (See Instruction):    PF

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e):  ☐

6.           Citizenship or Place of Organization:     United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  0

8.       Shared Voting Power:             4,629,770 1

9.       Sole Dispositive Power:          0

10.     Shared Dispositive Power:     447,804 1

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,629,770

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐

13.           Percent of Class Represented by Amount in Row (11): 36.91%

14.          Type of Reporting Person (See Instructions):      IN

1 Mr. Stern shares voting and has no dispositive power with respect to 4,181,966 ordinary shares of DJSP Enterprises, Inc. pursuant to a voting agreement and, with respect to 447,804 ordinary shares held jointly by him and his spouse, Mr. Stern shares voting power pursuant to the voting agreement and has shared dispositive power with his wife Jeanine A. Stern.

1.            Names of Reporting Person:         Law Offices of David J. Stern, P.A.
I.R.S. Identification Nos. of above persons (entities only):  65-0452471

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  0

8.       Shared Voting Power:             4,629,770 2

9.       Sole Dispositive Power:         0

10.     Shared Dispositive Power:     0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,629,770

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.           Percent of Class Represented by Amount in Row (11):    36.91%

14.           Type of Reporting Person (See Instructions):  OO

2 The Law Offices of David J. Stern, P.A. shares voting and has no dispositive power with respect to 4,629,770 ordinary shares of DJSP Enterprises, Inc. pursuant to a voting agreement.

1.             Names of Reporting Person:      Stern Holding Company-PT, Inc.(formerly Professional Title and Abstract Company of Florida, Inc.)
I.R.S. Identification Nos. of above persons (entities only):  65-0530777

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☑

3.           SEC Use Only:

4.	Source of Funds (See Instruction):	OO WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):       ☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 0

8.        Shared Voting Power:            4,629,770 3

9.        Sole Dispositive Power:        0

10.     Shared Dispositive Power:    0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,629,770

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.           Percent of Class Represented by Amount in Row (11):    36.91%

14.           Type of Reporting Person (See Instructions):     CO

3 Stern Holding Company-PT, Inc.(formerly Professional Title and Abstract Company of Florida, Inc.) shares voting and has no dispositive power with respect to 4,629,770 ordinary shares of DJSP Enterprises, Inc. pursuant to a voting agreement.

1.             Names of Reporting Person: Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.)
I.R.S. Identification Nos. of above persons (entities only):  32-0067963

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 0

8.       Shared Voting Power:             4,629,770 4

9.       Sole Dispositive Power:         0

10.     Shared Dispositive Power:    0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,629,770

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.           Percent of Class Represented by Amount in Row (11):       36.91%

14.           Type of Reporting Person (See Instructions):       CO

4 Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.) shares voting and has no dispositive power with respect to 4,629,770 ordinary shares of DJSP Enterprises, Inc. pursuant to a voting agreement.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends Schedule 13D originally filed by the Reporting Persons on January 25, 2010 (the “Original Schedule 13D”) and amended on June 9, 2010 (“Amendment No. 1”) and on June 16, 2010 (“Amendment No. 2”) (as amended, the “Statement”) relating to the ordinary shares, par value $.0001 per shares (“Ordinary Shares”) of DJSP Enterprises, Inc. (the “Issuer”).  Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following information:

(a)           Aggregate Beneficial Ownership:

As of the date hereof, the Reporting Persons beneficially owned 4,629,770 Ordinary Shares, constituting 36.91% of the Ordinary Shares outstanding, based on an aggregate of 12,542,966 Ordinary Shares, comprised of 10,663,866 Ordinary Shares outstanding as of December 31, 2009 as reported in the Issuer’s Annual Report on Form 20-F plus shares issuable upon the exercise of warrants to acquire 1,879,100 Ordinary Shares exercisable within 60 days beneficially owned by parties to the Voting Agreement.

(b)           Power to Vote and Dispose of the Issuer Shares:

The Reporting Persons have shared voting power and no dispositive power with respect to 4,629,770 Ordinary Shares reported on this Statement pursuant to the Voting Agreement and, of those Ordinary Shares, Mr. Stern shares dispositive power with his spouse with respect to 447,804 jointly owned Ordinary Shares reported on this Statement.

(c)           Transactions Effected During the Past 60 Days:

During the past 60 days, Mr. Stern purchased the following Ordinary Shares jointly with his spouse in open market transactions as part of the purchases by Mr. Stern of up to $5,000,000 of Ordinary Shares described in Item 4 of Amendment No. 1.

Transaction Date	Aggregate Number of Ordinary Shares Purchased	Average Price Per Ordinary Share 1
June 11, 2010 2	5,500	$5.455

June 14, 2010 3	141,000	$6.097

June 15, 2010 4	107,500	$6.251

June 16, 2010 5	101,000	$6.310

June 17, 2010 6	92,804	$6.213

1  Upon request by the staff of the U.S. Securities and Exchange Commission, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price.

2  On June 11, 2010, Mr. Stern purchased an aggregate of 5,500 Ordinary Shares in 14 separate open market transactions at prices ranging from $5.37 to $5.60 per share and an average price per share of $5.455.

3  On June 14, 2010, Mr. Stern purchased 141,000 Ordinary Shares in 320 separate open market transactions at prices ranging from $5.84 to $6.27 per share and an average price per share of $6.097.

4  On June 15, 2010, Mr. Stern purchased 107,500 Ordinary Shares in 471 separate open market transactions at prices ranging from $6.20 to $6.34 per share and an average price per share of $6.251.

5  On June 16, 2010, Mr. Stern purchased 101,000 Ordinary Shares in 184 separate open market transactions at prices ranging from $6.27 to $6.36 per share and an average price per share of $6.310.

6  On June 17, 2010, Mr. Stern purchased 92,804 Ordinary Shares in 128 separate open market transactions at prices ranging from $6.18 to $6.27 per share and an average price per share of $6.213.

(d)           Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)           Date Ceased to be the Beneficial Owner of More than Five Percent:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2010
/s/ David J. Stern
David J. Stern

Law Offices of David J. Stern, P.A. By: /s/ David J. Stern
Name: David J. Stern Title: President

Stern Holding Company-PT, Inc. (formerly Professional Title and Abstract Company of Florida, Inc.) By: /s/ David J. Stern
Name: David J. Stern Title: President

Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.) By: /s/ David J. Stern
Name: David J. Stern Title: President